Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

April 29, 2008

Sierra Wireless Reports First Quarter 2008 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting first quarter 2008 results.

Our results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the first quarter of 2008, we experienced continued strong momentum in our business and achieved record quarterly revenue, in spite of a challenging component supply environment” said Jason Cohenour, President and Chief Executive Officer.  “Our first quarter revenue grew by 66% compared to Q1 of 2007 and earnings from operations improved by 106%.  Our strong year over year improvement was driven by record quarterly sales of our PC Adapter products and embedded modules, as well as the addition of revenue from products acquired in the AirLink transaction.

In addition to our strong operational performance during Q1, we achieved an important strategic milestone in early April, announcing a definitive agreement to acquire CradlePoint, Inc., a supplier of wireless networking products and docking solutions for mobile enterprise, industrial and consumer applications.  We believe that adding CradlePoint’s mobile broadband networking and docking solutions to our product portfolio will extend our offering and value proposition to mobile operators and vertical OEM customers.  We look forward to adding CradlePoint’s innovative products to our portfolio and the CradlePoint team to the Sierra Wireless organization.

As we look forward, we are encouraged by the continued strong growth in our market segments, our proven ability to execute in a competitive environment and the strategic opportunities that lay ahead.  Our expectations for 2008 are for continued investment and revenue growth, improving profitability and further business diversification.”

Q1 2008 Financial Results

Our revenue for the first quarter of 2008 amounted to a record $141.9 million, gross margin was $39.3 million, or 27.7% of revenue, operating expenses were $28.0 million and net earnings were $9.7 million, or diluted earnings per share of $0.31.  We generated $17.0 million of cash from operations during the first quarter and our balance sheet remains strong, with $209.5 million of cash, short and long-term investments.

Results for the first quarter of 2008, relative to guidance provided on January 31, 2008 are as follows:

First quarter revenue for 2008 of $141.9 million was better than our guidance of $136.0 million. Our earnings from operations were $11.4 million, in line with our guidance of $11.3 million.  Our net earnings of $9.7 million, or diluted earnings per share of $0.31, were better than our guidance of net earnings of $9.4 million, or diluted earnings per share of $0.30.

Results for the first quarter of 2008, compared to the first quarter of 2007 are as follows:

First quarter revenue increased by 66% to $141.9 million in 2008 from $85.4 million for the same period in 2007. Gross margin for the first quarter of 2008 was 27.7% of revenue, compared to 27.3% for the same period in 2007. Operating expenses were $28.0 million in the first quarter of 2008, compared to $17.8 million in the same period of 2007. Net earnings for the first quarter of 2008 were $9.7 million, or diluted earnings per share of $0.31, compared to net earnings of $5.3 million, or diluted earnings per share of $0.20, in the same period of 2007.

Included in our results are stock-based compensation expense and amortization resulting from the acquisitions of AirPrime, Inc. in 2003 and AirLink in May 2007.  Adjusting for these amounts, our non-GAAP results are as follows:

(in millions of U.S. dollars)	Q1 2008	Q1 2007

Earnings from operations – GAAP	$11.4	$5.5
Stock-based compensation	1.6	0.9
Acquisition related amortization	1.0	0.3
Earnings from operations – Non-GAAP	$14.0	$6.7

Net earnings – GAAP	$9.7	$5.3
Net earnings – Non-GAAP	11.5	6.2

Diluted earnings per share – GAAP	$0.31	$0.20
Diluted earnings per share – Non-GAAP	0.37	0.24

Results for the first quarter of 2008, compared to the fourth quarter of 2007 are as follows:

Revenue for the first quarter of 2008 increased by 4.7% to $141.9 million, compared to $135.6 million in the fourth quarter of 2007. Gross margin was 27.7% of revenue in the first quarter of 2008, compared to 27.9% in the fourth quarter of 2007. Operating expenses were $28.0 million in the first quarter of 2008, compared to $24.5 million in the fourth quarter of 2007. Net earnings for the first quarter of 2008 were $9.7 million, or diluted earnings per share of $0.31, compared to net earnings of $11.5 million, or diluted earnings per share of $0.37, in the fourth quarter of 2007.

First Quarter and Recent Highlights Included:

•                  During the first quarter, we introduced two new embedded module products — the MC8785V embedded module for HSPA networks and the MC5727 embedded module for EV-DO Revision A networks.  We also introduced two new HSPA mobile broadband modems. The AirCard® 885E ExpressCard and the Compass™ 885 USB modem are small, full-featured and offer the latest high-speed mobile broadband technology for use worldwide.

•                  We announced the availability of the AirLink™ line of intelligent Mobile and M2M devices throughout Europe. Initial commercial shipments are expected to begin in the second quarter of 2008.

•                  LANCOM selected our MC8780 embedded module to provide mobile broadband connectivity for the LANCOM 1751 UMTS router.

•                  Fujitsu Siemens Computers selected our embedded modules to provide HSPA network connectivity to selected models in the LIFEBOOK product line of professional notebook computers that are expected to roll out throughout 2008.

•                  Becker Marine Systems integrated our MC8780 and the MC5725 embedded modules into its umc.connect communication server, which provides a critical link for mariners worldwide.

•                  NEC announced the availability of its LaVie G type J notebook computer with integrated Sierra Wireless MC8780 embedded module for use on the NTT DoCoMo network in Japan.  The LaVie G type J notebook with the Sierra Wireless MC8780 module supports the NTT DoCoMo HSDPA flat rate service and is NEC’s first notebook platform with an embedded HSDPA module.

•                  On April 1, 2008, we announced the upcoming launch with Sprint of our Compass™ 597, the nation’s smallest USB modem for EV-DO Revision A mobile broadband networks.  The Sierra Wireless Compass 597 USB modem is now available for purchase through Sprint sales channels.

•                  On April 7, 2008, we signed a definitive agreement to acquire CradlePoint, Inc.  Under the terms of the definitive agreement, we will pay cash consideration of $21.8 million and will issue 462,963 shares to the shareholders of CradlePoint.  Completion of the acquisition is expected in July, 2008 and is conditional upon, among other things, regulatory and CradlePoint shareholder approval.

•                  On April 7, 2008, we also announced our intention to seek regulatory approval to repurchase our common shares which, if obtained, will allow us to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid on the Toronto Stock Exchange and the NASDAQ Global Market, representing approximately 5% of our common shares outstanding as of April 7, 2008.

Financial Guidance

The following guidance for the second quarter of 2008 reflects our current business indicators and expectations.

Our revenue expectations for the second quarter of 2008 reflect strong demand and good revenue visibility.

For the second quarter of 2008, we expect our gross margin percentage to be stable compared to the first quarter of 2008.  As a result of our anticipated new product launch activity in Q2 and Q3, we expect our 2008 second quarter operating expenses to increase relative to the first quarter of 2008.

Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Non-GAAP Adjustments
Q2 2008 Guidance	GAAP	Stock Comp	Acquisition Amortization (1)	Non- GAAP

Revenue	$154 million			$154 million
Earnings from operations	$13.9 million	$1.7 million	$0.9 million	$16.5 million
Net earnings	$11.0 million	$1.1 million	$0.6 million	$12.7 million
Diluted earnings per share	$0.35/share			$0.40/share

(1) Represents purchase price amortization associated with the acquisition of AirLink Communications, Inc. in May 2007 and the acquisition of AirPrime, Inc. in 2003.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Tuesday, April 29, 2008 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-733-7571   Passcode:  Not required

or

1-416-644-3414   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2253900

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-877-289-8525 or 1-416-640-1917

Passcode:  21263539#

The webcast will be available at the above link for 90 days following the call.

We look forward to having you participate in our call.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the second quarter of 2008, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“GAAP”))

(Unaudited)

Three months ended March 31,	2008	2007

Revenue	$141,949	$85,428
Cost of goods sold	102,614	62,111
Gross margin	39,335	23,317

Expenses:
Sales and marketing	7,835	4,097
Research and development	13,769	9,885
Administration	5,084	3,141
Amortization	1,281	668
	27,969	17,791
Earnings from operations	11,366	5,526
Other income	2,459	1,249
Earnings before income taxes	13,825	6,775
Income tax expense	4,148	1,518
Net earnings	9,677	5,257
Deficit, beginning of period	(40,602)	(73,061)
Deficit, end of period	$(30,925)	$(67,804)

Earnings per share for the period:
Basic	$0.31	$0.20
Diluted	$0.31	$0.20

Weighted average number of shares (in thousands)
Basic	31,341	25,720
Diluted	31,427	25,955

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	March 31, 2008	December 31, 2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$103,524	$83,624
Short-term investments	85,503	92,980
Accounts receivable, net of allowance for doubtful accounts of $2,052 (2007 - $1,939)	100,738	83,015
Inventories	30,128	24,989
Deferred income taxes	3,408	3,556
Prepaid expenses	9,329	9,229
	332,630	297,393

Long-term investments	20,427	19,757
Fixed assets	17,679	15,274
Intangible assets	16,957	17,418
Goodwill	31,961	32,541
Deferred income taxes	1,359	1,156
Other	529	1,482
	$421,542	$385,021

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$48,565	$31,163
Accrued liabilities	60,919	53,691
Deferred revenue and credits	378	534
Current portion of long-term liabilities	257	277
	110,119	85,665

Long-term liabilities	508	581
Deferred income taxes	3,389	3,451

Shareholders’ equity:
Share capital	328,458	328,323
Additional paid-in capital	7,955	6,374
Warrants	1,538	1,538
Deficit	(30,925)	(40,602)
Accumulated other comprehensive income (loss)	500	(309)
	307,526	295,324
	$421,542	$385,021

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2008	2007

Cash flows from operating activities:
Net earnings	$9,677	$5,257
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	3,771	2,809
Stock-based compensation	1,638	885
Utilization of pre-acquisition tax losses	—	200
Deferred income tax	(116)	—
Loss on disposal	75	—
Changes in operating assets and liabilities
Accounts receivable	(18,745)	7,505
Inventories	(5,139)	(9,056)
Prepaid expenses and other assets	1,381	1,274
Accounts payable	17,402	11,160
Accrued liabilities	7,230	(10,278)
Deferred revenue and credits	(156)	226
Net cash provided by operating activities	17,018	9,982

Cash flows from investing activities:
Deferred acquisition costs	(529)	(381)
Purchase of fixed assets	(4,909)	(2,826)
Increase in intangible assets	(289)	(177)
Purchase of short-term investments	(37,572)	(54,502)
Proceeds on maturity of short-term investments	46,197	37,210
Net cash provided by (used in) investing activities	2,898	(20,676)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	77	129
Repayment of long-term liabilities	(93)	(509)
Net cash used in financing activities	(16)	(380)

Net increase (decrease) in cash and cash equivalents	19,900	(11,074)
Cash and cash equivalents, beginning of period	83,624	46,438
Cash and cash equivalents, end of period	$103,524	$35,364